

April 16, 2012

Larry K. Harvey
Executive Vice President, Chief Financial Officer
Host Hotels & Resorts, Inc.
Host Hotels & Resorts, L.P.
6903 Rockledge Drive, Suite 1500
Bethesda, Maryland 20817

> **Re:** **Host Hotels & Resorts, Inc.**
> **Form 10-K**
> **Filed February 22, 2012**
> **File No. 001-14625**
>
> **Host Hotels & Resorts, L.P.**
> **Form 10-K**
> **Filed February 22, 2012**
> **File No. 333-55807**

Dear Mr. Harvey:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief